

June 28, 2010

Mordechay David
President
Winecom, Inc.
c/o EastBiz.com, Inc.
5348 Vegas Dr.
Las Vegas, NV 89108

> **Re:** **Winecom, Inc.**
> **Registration Statement on Form S-1**
> **Filed June 1, 2010**
> **File No. 333-167227**

Dear Mr. David:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. Your responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

Please understand that after reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 Registration Statement filed June 1, 2010

Outside Front Cover Page of Prospectus

1.   Your statement in the second to last paragraph on page 3, indicating that the prospectus "does not constitute an offer to sell or the solicitation of an offer to buy these securities," appears inconsistent with and broader than the language used in your legend on the top of page 3. Please explain the legal basis for your aforementioned assertion on the bottom of page 3 or remove the language. We note that your cover page should be free of redundant information.

2.   We note that you make reference to an escrow arrangement, but do not identify the escrow agent and did not file the escrow agreement as an exhibit to your registration statement. Please amend your registration statement to identify the escrow agent, discuss the material terms of the escrow arrangement and include the executed escrow agreement as an exhibit. Ensure that the summary identifies the entity to which checks for share subscriptions should be made payable. Also, inform potential investors that the determination as to whether the offering minimum is achieved will be determined at the offering termination date, based on collected funds held in the escrow account on that date.

3.   You indicate that the Risk Factors section begins on page 4. However, the Risk Factors begin on page 9 of the prospectus. Please revise accordingly.

Risk Factors, page 9

4.   Please review each risk factor heading to ensure it clearly conveys a separate, specific risk to investors regarding your company, industry or the offering. Many of the subheadings merely state a fact about your business without fully describing the risk that results from the identified condition or uncertainty. For example, we note the following risk factors: "As a company in the early stage of development with an unproven business strategy, our limited history of operations makes evaluation of our business prospects difficult;" "FINRA sales practice requirements may limit a stockholder's ability to buy and sell our stock;" and "Our insiders beneficially own 100% of our issued and outstanding stock and, accordingly, have control over stockholder matters, the Company's business and management." Please revise each of your subheadings to ensure that they disclose the specific risks or risk that you are discussing in the text.

Use of Proceeds, page 14

5.   Your disclosure does not indicate with any specificity the principal purposes for which the net proceeds are intended to be used and the approximate amount intended to be used for each identified use. We note a more detailed discussion in Management's Discussion and Analysis regarding the actions your management intends to take following the offering, including a detailed list of anticipated capital expenditures. Please revise your Use of Proceeds disclosure to include the level of detail required by Item 504 of Regulation S-K. Additionally, we would expect your disclosure to address the relative priority of your planned use of proceeds, given the uncertainty as to whether you will complete the maximum offering. You should provide investors with information regarding how the proposed use of proceeds will vary and the nature of the expenditures you will be able to finance as the number of shares sold in the offering varies. Please ensure that Management's Discussion and Analysis provides corresponding disclosure regarding the effect that varying success levels for the offering will have on the business activities that you are able to fund. Refer to Instructions 1 and 3 to Item 504 of Regulation S-K.

Description of Our Business

Overview, page 16

6.   You state that you expect your website to be "ready for public launch" within six months
following completion of the offering, with nominal revenues expected four to six months
thereafter.   We note that as of the date of this letter, your website,
www.winecom.ning.com, is already publicly accessible. Please revise your disclosure to
clarify what meaning is intended by the phrase "public launch" and the significance of
such launch vis-à-vis your anticipated timeline for generating revenues. Please ensure
that all references to expected timing of the public launch of your website and revenue
generation are consistent throughout the prospectus.   Further, please clarify which
additional functions and features of your website will need to be developed and/or
completed prior to the public launch, and describe which of those enhancements, if any,
is required in order for you to begin to generate revenues. This comment applies to
Management's Discussion and Analysis, as well.

Revenue Model, page 18

7.   You indicate that you intend to participate in the Google AdSense service but have not
yet applied. As of the date of this letter, it appears as though your website already
displays various ads by Google. Accordingly, please update your disclosure as
appropriate to address this change and assess the merits of your Google AdSense service
to date, including any AdSense-generated income and the fee rate.

The Marketing Opportunity, page 18

8.   With respect to third-party statements in your prospectus, such as the data attributed to
eMarketer, please supplementally provide us with support for such statements. To
expedite our review, please clearly mark each source to highlight the applicable portion
or section containing the information and cross-reference it to the appropriate location in
your prospectus. Also, supplementally tell us whether the source of each statistic is
publicly available without cost or at a nominal expense and whether you commissioned
any of the referenced sources.

Employees, page 21

9.   You indicate that Messrs. David and Benita each spend up to approximately 15-20 hours
a week on the business. Please revise your disclosure to discuss the other projects that
currently occupy their time. Consider whether other commitments or capacities of each
such officer subject either of them to potential conflicts of interest that might adversely
affect the company. Further consider whether a corresponding risk factor would be
appropriate.

Management, page 22

10.   Please provide the complete disclosure required pursuant to Item 401(e)(1) of Regulation
        S-K. In particular, we would expect to see enhanced discussion of each director's
        specific skills and experience, including a qualitative analysis of why such person's
        particular expertise is appropriate given the company's business and structure. Further,
        we note that your biography of Mr. Benita appears to imply that he has been a consultant
        to several small businesses during the last five years, but only specifically names two
        such businesses. Please revise your disclosure to clarify whether there are any other
        businesses for which Mr. Benita has consulted during the last five years.

Involvement in Certain Legal Proceedings, page 23

11.   Please note that Item 401(f) of Regulation S-K requires that the involvement in legal
        proceedings disclosure be provided with respect to the most recent ten year period.

Certain Relationships and Related Transactions, page 24

12.   We note your issuance of 4,000,000 shares of common stock on July 1, 2008 to your two
        officers and directors for aggregate proceeds of $20,000, which proceeds do not appear to
        have been received by the company until fiscal 2010. We further note that Mr. David
        extended two loans to the company, in the aggregate of $2,818, which amount appears to
        exceed one percent of the average of your total assets at year end for the last two
        completed fiscal years. Accordingly, please amend your registration statement to provide
        the disclosure required by Item 404(d)(1) of Regulation S-K. Refer to Instruction 3.a to
        Item 404(a) of Regulation S-K. In particular, we would expect to see a discussion of the
        material terms of the aforementioned transactions, including, in the case of the share
        purchases, a discussion of whether the shares were issued in consideration of a
        promissory note and the terms thereof. Further, please provide us with your analysis as
        to whether any of the aforementioned transaction documents are required to be filed as
        exhibits to your registration statement pursuant to Item 601(b)(10) of Regulation S-K.

13.   We note your disclosure that your officers and directors "may be considered promoters."
        Please affirmatively identify all promoters of the company and discuss all transactions
        involving such persons as required by Item 404(d) of Regulation S-K. Refer to the
        definition of "promoter" in Rule 405 of Regulation C.

Plan of Distribution, Terms of the Offering

The Offering will be Managed by Our Officers and Directors, page 27

14.   You state that subscriptions will be deposited into escrow, but you also indicate that an
        action taken by a creditor against the company could preclude you from refunding
        subscriptions in the event the minimum offering proceeds are not obtained within the

offering period. If subscription funds are to be held by an escrow agent as you state, please tell us the legal basis on which creditors of the company could have an impact on the performance of duties by the escrow agent under its escrow agreement.

15.   Please revise your disclosure regarding satisfaction of the requirements of Rule 3(a)4-1 of the Exchange Act to provide that each of your officers and directors meets the conditions specified in any one of paragraphs (i), (ii) or (iii) of Rule 3(a)4-1(a)(4) of the Exchange Act. We note that due to the grammatical structure of your current disclosure, your officers and directors do not appear to satisfy the aforementioned required conditions.

Description of Securities, page 29

16.   You indicate that you have 50,000,000 shares of preferred stock authorized for issuance, none of which are issued and outstanding. Please concisely describe the authority of the board of directors to approve the issuance of such shares, including any discretion the board of directors has to fix the rights and preferences of such stock.

Management's Discussion and Analysis of Financial Condition and Results of Operation

Plan of Operations, page 33

17.   Please expand your discussion to provide more detailed information regarding your plan of operations over the next twelve-month period. You should address how your business goals and objectives will change based on the size of your completed offering and net proceeds actually received. Further, discuss each of your planned activities and each material event or step required to pursue each of your planned activities. To the extent you discuss future plans, such as hiring consultants or developing your website, the discussion should be balanced to include time frames for implementing such plans and any uncertainties or obstacles involved before the planned operations can commence.

18.   You state that you intend to sell third-party goods on your website, but do not provide any further disclosure regarding the nature of these potential arrangements. In particular, we note that when discussing your revenue model you focus exclusively on the sales of premium services and advertisement space and do not appear to contemplate proceeds from sales of third-party goods. Where appropriate, please revise your disclosure to provide a discussion of these potential arrangements, including what kinds of goods you intend to sell and how such arrangements will compliment your primary business objectives.

19.   You indicate that one of your articulated goals over the next twelve months is to achieve break-even results of operations. However, it is not readily apparent from your discussion of milestones, beginning on page 35, how completion of any of your stated objectives will equate to revenue generation in the next twelve months. Further, we note that you intend to rely on the sale of advertising space (in addition to Google AdSense

and AdWords) as a way to generate revenue, yet we are unable to locate a detailed discussion of your advertising sales plan in Management's Discussion and Analysis. Please revise your disclosure to provide a thorough discussion of how management intends to achieve break-even results within the next twelve months, and explain the basis of your belief that such objective is achievable. Ensure that you identify and discuss the material obstacles that may preclude you from achieving break-even operations. In doing so, consider your current liabilities, anticipated capital expenditures, and the relative priority of your advertising campaign vis-à-vis your other business objectives.

Results of Operations, page 36

20.   Please advise what consideration you gave to the requirements of Item 303(a)(3)(ii) of Regulation S-K. In particular, we would expect to see discussion of the additional legal and accounting expenses you will expect to regularly incur upon becoming a public company and the impact, if material, such expenses could have on your results of operations.

Liquidity and Capital Resources, page 36

21.   You indicate that you estimate that your current cash balance will be extinguished by December 31, 2010 and that additional funds will be required to fund planned operations for the next twelve months. In discussing your expected liquidity needs, please state the extent to which you are currently using funds in your operations on a monthly basis, and indicate whether the expected rate at which capital is used in operations over the twelve month period will vary from that amount, by how much and why. For guidance, see Section III.C of SEC Release No. 33-6835, available on our website at http://www.sec.gov/rules/interp/33-6835.htm.

Financial Statements

General

22.   We note that the most recent interim financial statements included in the filing reflect the period as of and for the four months ended April 30, 2010. Please revise your presentation to include an income statement and statement of cash flows for the corresponding period in the prior fiscal year. Refer to Rule 8-03 of Regulation S-X.

Item 17. Undertakings, page II-3

23.   We did not locate the undertaking contained in paragraph (a)(5)(ii) of Regulation S-K. Please advise or revise to add that undertaking.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jennifer Fugario, Staff Accountant, at (202) 551-3482 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. If you have any other questions regarding these comments, please contact Courtney Haseley, Staff Attorney, at (202) 551-3548. If you require further assistance, please contact me at (202) 551-3462. Thereafter, if you require further assistance, please feel free to contact the Assistant Director, Barbara C. Jacobs, at (202) 551-3730.

Sincerely,

Mark Shuman
Branch Chief

cc: Via Facsimile: (604) 681-4760
        William L. MacDonald
        MacDonald Tuskey Corporate & Securities Lawyers